UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Adlai Nortye Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

00704R109*

(CUSIP Number)

October 3rd, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* CUSIP number 00704R109 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “ANL.” Each ADS represents two ordinary shares of the Issuer. No CUSIP number has been assigned to ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

1.	Names of Reporting Persons.
Boary Investment Co. Ltd.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
British Virgin Islands
	5.	Sole Voting Power
Number of Shares		6,519,870 ordinary shares(1)
Beneficially	6.	Shared Voting Power
Owned by		0
Each Reporting	7.	Sole Dispositive Power
Person With:		6,519,870 ordinary shares
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,519,870 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9)
5.89%(2)
12.	Type of Reporting Person
CO

(1)	Represents 2,173,290 American Depositary Shares, representing 6,519,870 ordinary shares of the Issuer, held by Boary Investment Co. Ltd., a company with limited liabilities organized under the laws of the British Virgin Islands and a wholly-owned subsidiary of Suzhou Baoruiheng Venture Capital Partnership, a limited partnership organized under the laws of the P.R. China. Shanghai Hejian Trading Co., Ltd., a company with limited liabilities organized under the laws of the P.R. China, holds 99.99726% equity interest of Suzhou Baoruiheng Venture Capital Partnership and is in turn a wholly-owned subsidiary of Xiamen Biotime Biotechnology Co., Ltd., a company with limited liabilities organized under the laws of the P.R. China. Xiamen Baotai Holding Group Co., Ltd., a company with limited liabilities organized under the laws of the P.R. China, holds 74.55% equity interest of Xiamen Biotime Biotechnology Co., Ltd. and is in turn a wholly owned subsidiary of Xiamen WangChen Health Industry Co., Ltd., a company with limited liabilities organized under the laws of the P.R. China. Zhang Guofeng, an individual with a citizenship of P.R. China, holds 79% equity interest of Xiamen WangChen Health Industry Co., Ltd.

(2)	This percentage is calculated based on a total of 93,710,805 Class A ordinary shares and 16,990,000 Class B ordinary shares outstanding as disclosed on the Issuer’s prospectus on Form 424B4 filing on September 29, 2023 after the completion of the initial public offering and the concurrent private placement pursuant to such prospectus.

1.	Names of Reporting Persons.
Suzhou Baoruiheng Venture Capital Partnership
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
P.R. China
	5.	Sole Voting Power
Number of Shares		6,519,870 ordinary shares
Beneficially	6.	Shared Voting Power
Owned by		0
Each Reporting	7.	Sole Dispositive Power
Person With:		6,519,870 ordinary shares
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,519,870 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9)
5.89%
12.	Type of Reporting Person
CO

1.	Names of Reporting Persons.
Shanghai Hejian Trading Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
P.R. China
	5.	Sole Voting Power
Number of Shares		6,519,870 ordinary shares
Beneficially	6.	Shared Voting Power
Owned by		0
Each Reporting	7.	Sole Dispositive Power
Person With:		6,519,870 ordinary shares
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,519,870 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9)
5.89%
12.	Type of Reporting Person
CO

1.	Names of Reporting Persons.
Xiamen Biotime Biotechnology Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
P.R. China
	5.	Sole Voting Power
Number of Shares		6,519,870 ordinary shares
Beneficially	6.	Shared Voting Power
Owned by		0
Each Reporting	7.	Sole Dispositive Power
Person With:		6,519,870 ordinary shares
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,519,870 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9)
5.89%
12.	Type of Reporting Person
CO

1.	Names of Reporting Persons.
Xiamen Baotai Holding Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
P.R. China
	5.	Sole Voting Power
Number of Shares		6,519,870 ordinary shares
Beneficially	6.	Shared Voting Power
Owned by		0
Each Reporting	7.	Sole Dispositive Power
Person With:		6,519,870 ordinary shares
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,519,870 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9)
5.89%
12.	Type of Reporting Person
CO

1.	Names of Reporting Persons.
Xiamen WangChen Health Industry Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
P.R. China
	5.	Sole Voting Power
Number of Shares		6,519,870 ordinary shares
Beneficially	6.	Shared Voting Power
Owned by		0
Each Reporting	7.	Sole Dispositive Power
Person With:		6,519,870 ordinary shares
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,519,870 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9)
5.89%
12.	Type of Reporting Person
CO

1.	Names of Reporting Persons.
Zhang Guofeng
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
P.R. China
	5.	Sole Voting Power
Number of Shares		6,519,870 ordinary shares
Beneficially	6.	Shared Voting Power
Owned by		0
Each Reporting	7.	Sole Dispositive Power
Person With:		6,519,870 ordinary shares
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,519,870 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9)
5.89%
12.	Type of Reporting Person
IN

ITEM 1.

(a) Name of Issuer: Adlai Nortye Ltd.

(b) Address of Issuer's Principal Executive Offices: c/o PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

ITEM 2.

(a) Name of Person Filing:

(i)	Boary Investment Co. Ltd.
(ii)	Suzhou Baoruiheng Venture Capital Partnership
(iii)	Shanghai Hejian Trading Co., Ltd.
(iv)	Xiamen Biotime Biotechnology Co., Ltd.
(v)	Xiamen Baotai Holding Group Co., Ltd.
(vi)	Xiamen WangChen Health Industry Co., Ltd.
(vii)	Zhang Guofeng

(b) Address of Principal Business Office, or if None, Residence:

Boary Investment Co. Ltd.
Suzhou Baoruiheng Venture Capital Partnership
Shanghai Hejian Trading Co., Ltd.
Xiamen Biotime Biotechnology Co., Ltd.
Xiamen Baotai Holding Group Co., Ltd.
Xiamen WangChen Health Industry Co., Ltd.
Zhang Guofeng

(c) Citizenship:

Boary Investment Co. Ltd.	British Virgin Island
Suzhou Baoruiheng Venture Capital Partnership	P.R. China
Shanghai Hejian Trading Co., Ltd.	P.R. China
Xiamen Biotime Biotechnology Co., Ltd.	P.R. China
Xiamen Baotai Holding Group Co., Ltd.	P.R. China
Xiamen WangChen Health Industry Co., Ltd.	P.R. China
Zhang Guofeng	P.R. China

(d) Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share

(e) CUSIP Number: 00704R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP.

The information in each of the items 1 and Items 5 through 11 on the cover page(s) on this Schedule 13G is hereby incorporated by reference.

In the initial public offering and concurrent private placement of the Issuer on October 3, 2023, Boary Investment Co. Ltd. acquired 2,173,290 American Depositary Shares, representing 6,519,870 ordinary shares of the Issuer, which accounted for 5.89% of the total ordinary shares issued and outstanding of the Issuer as of October 3, 2023.

Boary Investment Co. Ltd. is a wholly-owned subsidiary of Suzhou Baoruiheng Venture Capital Partnership. Shanghai Hejian Trading Co., Ltd. holds 99.99726% equity interest of Suzhou Baoruiheng Venture Capital Partnership and is in turn a wholly-owned subsidiary of Xiamen Biotime Biotechnology Co., Ltd. Xiamen Baotai Holding Group Co., Ltd. holds 74.55% equity interest of Xiamen Biotime Biotechnology Co., Ltd. and is in turn a wholly owned subsidiary of Xiamen WangChen Health Industry Co., Ltd. Zhang Guofeng holds 79% equity interest of Xiamen WangChen Health Industry Co., Ltd. Zhang Guofeng is a director in each of the entities listed.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

LIST OF EXHIBITS

Exhibit No.

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2023

Boary Investment Co. Ltd.	By:	/s/ Liu Qingke
Name: Liu Qingke
Title: Director

Suzhou Baoruiheng Venture Capital Partnership	By:	/s/ Zhang Guofeng
Name: Zhang Guofeng
Title: Director

Shanghai Hejian Trading Co., Ltd.	By:	/s/ Zhang Guofeng
Name: Zhang Guofeng
Title: Director

Xiamen Biotime Biotechnology Co., Ltd.	By:	/s/ Zhang Guofeng
Name: Zhang Guofeng
Title: Director

Xiamen Baotai Holding Group Co., Ltd.	By:	/s/ Zhang Guofeng
Name: Zhang Guofeng
Title: Director

Xiamen WangChen Health Industry Co., Ltd.	By:	/s/ Zhang Guofeng
Name: Zhang Guofeng
Title: Director

Zhang Guofeng	By:	/s/ Zhang Guofeng